                                                                                                                                         Exhibit (h)(7)

Steward Small-Mid Cap Enhanced Index Fund
(a series of Capstone Series Fund, Inc.)

Steward Large Cap Enhanced Index Fund
Steward Global Equity Income Fund
Steward International Enhanced Index Fund
Steward Select Bond Fund
(series of Steward Funds, Inc.)

ADMINISTRATIVE SERVICES PLAN
(as amended and restated April 1, 2009)

Introduction: It has been determined that such series and/or classes of Steward Funds, Inc. ("SFI") and/or Capstone Series Fund, Inc. ("CSFI") as are indicated on Schedule A hereto (each such series a “Fund” and each such class a “Class” hereunder, will pay specified amounts to Capstone Asset Planning Company ("CAPCO") as compensation for payments to third parties for administrative services relating to certain group accounts in which shareholders of such Fund and Class participate ("Group Accounts"). The Boards of Directors (each a “Board”) of SFI and CSFI therefore adopt the amended and restated Administrative Services Plan ("Plan") for the Funds and Classes, as set forth herein.

The Boards, in considering whether SFI and CSFI should implement the Plan with respect to the Funds and Classes, with the amendments included herein, have requested and evaluated such information as they deemed necessary to make an informed determination as to whether the Plan, as amended herein, should be implemented and have considered such pertinent factors as they deemed necessary to form the basis for a decision to use assets of the Funds and Classes for such purposes.

In voting to approve the implementation of the Plan, as amended herein, the Boards and, separately, the directors who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended) (“Independent Directors”) of SFI and CSFI, have concluded, in the exercise of their reasonable business judgment and in light of their respective fiduciary duties, that there is a reasonable likelihood that the Plan, including such amendments, will benefit the Funds, the Classes and their shareholders.

The Plan: The material aspects of the financing by the Funds and Classes of shareholder administrative services to be performed for the Funds and Classes are as follows:

1.

Each Fund or Class, as applicable, will compensate CAPCO for (a) charges of service organizations ("Service Organizations") that assist in the administration of Group Accounts and (b) such other costs as the applicable Board determines to be reasonably appropriate or necessary to the servicing of Group Accounts.

CAPCO will be compensated monthly for such charges and costs subject to the annual limits indicated in Schedule A.

2.

Out of the amounts provided to it under the Plan and subject to the limits indicated in Schedule A, CAPCO will periodically pay, or cause to be paid, to one or more Service Organizations fees charged by such Service Organization(s) in respect of the shares of such Fund(s) or Class(es) owned by shareholders participating in Group Accounts for which the particular Service Organization(s) is(are) providing services covered by this Plan..,

The payment to a Service Organization is subject to compliance by the Service Organization with the terms of a written agreement between the Service Organization and CAPCO ("Agreement"), in such form(s) as may be approved by the Boards from time to time.

3.

The Plan, and amendments thereto, will become effective with respect to a Fund or Class upon approval with respect to such Fund or Class, as provided below, or at such later time as determined by the applicable Board. The Plan may not so take effect until approved by (a) a majority of each applicable Board and (b) a majority of the Independent Directors on such Board , provided that such Board and Independent Directors, voting separately, have found that the Plan, including the expense allocation, is in the best interests of each such Fund and Class, including the series of which each such Class is a part. Additional series or classes of shares may be added to the Plan effective as to each such series or class upon approval as provided below, or at such later time as determined by the Board of Directors. Approval of the Plan for such additional series or classes must be provided by majorities of (a) the applicable Board and (b) the Independent Directors of the applicable Board, provided that such Board and Independent Directors, voting separately, have found that the Plan, including the expense allocation, is in the best interests of each such series or class, including the series of which each such class is a part. Each such series or class added to the Plan shall become a "Fund" or "Class" hereunder.

4.

Before voting on the Plan or any amendment or addition thereto, the directors shall request and evaluate, and any agreement relating to the Plan shall require the parties thereto to furnish, such information as may be reasonably necessary to evaluate the Plan or such amendment or addition.

5.	The Plan may be amended at any time by vote of a majority of the applicable Board and by vote of a majority of the Independent Directors of such Board.

6.	The Plan is terminable without penalty at any time with respect to any Fund or Class by vote of a majority of the applicable Board.

7.

Any person authorized to direct the disposition of monies paid or payable by a Fund or Class pursuant to the Plan or any agreement entered into in connection with the Plan shall provide to the applicable Board, and such Board shall review, at least quarterly, a written report of the amounts expended pursuant to the Plan and the purposes for which such expenditures were made.

8.

SFI shall preserve copies of the Plan, any agreement in connection with the Plan, and any report made pursuant to paragraph 7 hereof, for a period of not less than six years from the date of the Plan, such agreement or report, the first two years in an easily accessible place.

STEWARD FUNDS, INC.		CAPSTONE SERIES FUND, INC.

Date:	April 1, 2009	Date:	April 1, 2009

By:	/s/ Edward L. Jaroski	By:	/s/ Edward L. Jaroski
	Edward L. Jaroski, President		Edward L. Jaroski, President

Attest:		Attest:

Secretary		Secretary

ADMINISTRATIVE SERVICES PLAN
(as amended and restated April 1, 2009 (“Plan”)
STEWARD FUNDS, INC. AND CAPSTONE SERIES FUND, INC.

SCHEDULE A

The amounts payable to CAPCO pursuant the Plan are subject to the limits indicated below, such limits to be calculated based on the average daily net asset value of the indicated Fund or Class, computed in the manner specified in SFI's or CSFI's Articles of Incorporation, as applicable, including any amendments or supplements thereto, and in the applicable Fund's or Class’s current prospectus.:

Name of Fund	Class of Shares	Annual Fee Rate Limit

Steward Large Cap Enhanced Index Fund	Individual Class	0.10%

Steward Small-Mid Cap Enhanced Index Fund	Individual Class	0.10%

Steward Global Equity Income Fund	Individual Class	0.10%

Steward International Enhanced Index Fund	Individual Class	0.10%

Steward Select Bond Fund	Individual Class	0.10%